Silver Standard Resources Inc.
Pro Forma Condensed Consolidated Interim Financial Statements
As at and for the three months ended March 31, 2014
and for the year ended December 31, 2013
(unaudited)

Silver Standard Resources Inc.
Pro Forma Condensed Consolidated Interim Statement of Financial Position
(expressed in thousands of United States dollars - unaudited)
As at March 31, 2014

	Silver	Marigold	Adjustments				Pro Forma
	Standard Resources Inc.	Mine	Working capital and other	Notes	Purchase price allocation	Notes	Consolidated
	$	$	$		$		$
Current assets
Cash and cash equivalents	396,413	25,529	(14,367)	3(b)	(286,162)	3(a)	100,663
			(5,000)	3(f)(vii)
			(15,750)	3(c)
Trade and other receivables	56,305	10,742	(996)	3(b)	—		66,051
Marketable securities	148,864	—	—		—		148,864
Other current assets	11,708	—	—		—		11,708
Inventory	53,444	96,029	(3,145)	3(b)	(19,157)	3(a)	127,171
Assets held for sale	3,881	—	—		—		3,881
	670,615	132,300	(39,258)		(305,319)		458,338
Non-current assets
Property, plant and equipment	406,636	197,097	—		29,503	3(a)	633,236
Deferred income tax assets	13,964	—	—		—		13,964
Value added tax receivable	50,705	—	—		—		50,705
Other non-current assets	28,848	—	15,750	3(c)	—		44,598
Total assets	1,170,768	329,397	(23,508)		(275,816)		1,200,841

Current liabilities
Trade and other payables	83,636	20,127	1,475	3(b)	—		105,238
Related party payable	—	9,097	(9,097)	3(b)	—		—
	83,636	29,224	(7,622)		—		105,238
Non-current liabilities
Deferred income tax liabilities	26,091	1,335	(1,335)	3(b)	—		26,091
Close down and restoration provision	33,722	27,025	—		(13,554)	3(a)	47,193
Convertible notes	189,580	—	—		—		189,580
Total liabilities	333,029	57,584	(8,957)		(13,554)		368,102

Shareholders' equity
Share capital	707,034	2,216	—		(2,216)	3(d)	707,034
Other reserves	(17,309)	19,700	—		(19,700)	3(d)	(17,309)
Equity component of convertible notes	68,347	—	—		—		68,347
Retained earnings	79,667	249,897	(14,551)		(240,346)	3(a)	74,667
Total shareholders' equity attributable to our shareholders	837,739	271,813	(14,551)		(262,262)		832,739
Total liabilities and equity	1,170,768	329,397	(23,508)		(275,816)		1,200,841

The accompanying notes are an integral part of the pro forma consolidated financial statements

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Silver Standard Resources Inc.
Pro Forma Condensed Consolidated Interim Statement of Loss
(expressed in thousands of United States dollars, except per share amounts - unaudited)
For the three months ended March 31, 2014

	Silver Standard	Marigold	Pro Forma	Notes	Pro Forma
	Resources Inc.	Mine	Adjustments		Consolidated
	$	$	$		$

Revenue	33,736	44,725	911	3(e)	79,372
Cost of sales	(27,812)	(49,640)	3,899	3(f)(i/ii/iii)	(73,553)
Income (loss) from mine operations	5,924	(4,915)	4,810		5,819

General and administrative expenses	(6,914)	(187)	—		(7,101)
Exploration, evaluation and reclamation expenses	(714)	(98)	—		(812)
Business acquisition costs	(1,972)	—	1,972	3(f)(vii)	—
Operating (loss) income	(3,676)	(5,200)	6,782		(2,094)

Gain on sale of mineral property	9,240	—	—		9,240
Interest earned and other finance income	1,565	—	(206)	3(f)(v)	1,359
Interest expense and other finance costs	(5,154)	(258)	6	3(f)(vi)	(5,406)
Unrealized gain on derivatives	1,708	—	—		1,708
Other (expense)	(2,754)	(710)	—		(3,464)
Foreign exchange (loss)	(16,782)	—	—		(16,782)
(Loss) before tax	(15,853)	(6,168)	6,582		(15,439)

Income tax (expense) recovery	(1,005)	3,006	(3,151)	3(f)	(1,150)

Net (loss) and net (loss) attributable to shareholders	(16,858)	(3,162)	3,431		(16,589)

Weighted average shares outstanding (thousands)
Basic	80,754				80,754
Diluted	80,754				80,754

(Loss) per share
Basic	$(0.21)				$(0.21)
Diluted	$(0.21)				$(0.21)
The accompanying notes are an integral part of the pro forma consolidated financial statements

Silver Standard Resources Inc.
Pro Forma Consolidated Statement of Loss
(expressed in thousands of United States dollars, except per share amounts - unaudited)
For the year ended December 31, 2013

	Silver Standard	Marigold	Pro Forma	Notes	Pro Forma
	Resources Inc.	Mine	Adjustments		Consolidated
	$	$	$		$

Revenue	174,686	219,183	2,238	3(e)	396,107
Cost of sales	(169,502)	(166,012)	(13,185)	3(f)(i/ii)	(348,699)
Income from mine operations	5,184	53,171	(10,947)		47,408

General and administrative expenses	(23,441)	(690)	—		(24,131)
Exploration, evaluation and reclamation expenses	(4,018)	(1,002)	—		(5,020)
Impairment charges	(202,440)	(69,440)	69,440	3(f)(iv)	(202,440)
Operating (loss) income	(224,715)	(17,961)	58,493		(184,183)

Gain on sale of mineral property	64,566	—	—		64,566
Gain on derecognition of investment in associate	21,959	—	—		21,959
Interest earned and other finance income	6,180	—	(825)	3(f)(v)	5,355
Interest expense and other finance costs	(23,092)	(813)	(195)	3(f)(vi)	(24,100)
Other (expense)	(22,574)	(1,043)	—		(23,617)
Foreign exchange (loss)	(31,888)	—	—		(31,888)
(Loss) before tax	(209,564)	(19,817)	57,473		(171,908)

Income tax (expense) recovery	(15,433)	2,839	(16,019)	3(g)	(28,613)

Net (loss) and net (loss) attributable to shareholders	(224,997)	(16,978)	41,454		(200,521)

Weighted average shares outstanding (thousands)
Basic	80,754				80,754
Diluted	80,754				80,754

(Loss) per share
Basic	$(2.79)				$(2.48)
Diluted	$(2.79)				$(2.48)
The accompanying notes are an integral part of the pro forma consolidated financial statements

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Silver Standard Resources Inc.
Notes to the Pro Forma Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and the year ended December 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated interim statement of financial position and unaudited pro forma consolidated statements of (loss) as at and for the three months ended March 31, 2014 and for the year ended December 31, 2013 (the “Pro Forma financial statements”) give effect to the acquisition by Silver Standard Resources Inc. ("we", "us" or "our") of the Marigold Mine on April 4, 2014. The pro forma financial statements have been prepared for illustrative purposes only to show the effect of the acquisition.

These unaudited Pro Forma financial statements reflect our acquisition of 100% legal and beneficial ownership of the Marigold Mine. The Marigold Mine constitutes the Marigold Mining Company (“MMC”), and the 100% beneficial interest in the assets and liabilities of the Marigold Venture. Goldcorp Inc. (“Goldcorp”) owned all of the issued and outstanding shares of MMC which in turn had a 66.67% interest in the Marigold Venture, and Barrick Gold Corporation (“Barrick”) owned a 33.33% interest in the Marigold Venture. The acquisition was completed by our purchase of all of the issued and outstanding shares of the Marigold Mining Company ("MMC"), and a concurrent acquisition of Barrick's remaining 33.33% beneficial interest (note 2).

The pro forma adjustments for the unaudited pro forma consolidated statements of (loss) for the three months ended March 31, 2014 and for the year ended December 31, 2013 reflect our acquisition of 100% legal and beneficial ownership of the Marigold Mine's net reported assets at their fair values as if the acquisition had taken place at January 1, 2013, and the subsequent accounting for the Marigold Mine as a wholly-owned subsidiary. The pro forma adjustments for the pro forma condensed consolidated interim statement of financial position as at March 31, 2014 give effect to our acquisition of 100% legal and beneficial ownership of the Marigold Mine's net reported assets at their fair values as if the acquisition had taken place as at March 31, 2014.

The Pro Forma financial statements have been prepared by our management from financial statements that are prepared in accordance with International Financial Reporting Standards ("IFRS") and have been derived using the following information:

i.	Our unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2014;

ii.	The unaudited condensed interim financial statements of the Marigold Mine as at and for the three months ended March 31, 2014;

iii.	Our audited consolidated financial statements for the year ended December 31, 2013;

iv.	The audited financial statements of the Marigold Mine for the year ended December 31, 2013; and

v.	Such other supplementary information as was considered necessary to reflect the acquisition in the pro forma financial statements.

The unaudited Pro Forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the transaction will likely differ from those recorded in the Pro Forma financial statements. The Pro Forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, (iii) any effects of tax elections that may be made in connection with the acquisition, (iv) benefits expected to be derived from the combined company’s projects or (v) changes in commodity prices subsequent to the date of the pro forma consolidated statements of (loss) income.

The accounting policies used in the preparation of the unaudited Pro Forma financial statements are those set out in our audited consolidated interim financial statements as at and for the year ended December 31, 2013. In preparing the Pro Forma financial statements, a review was undertaken to identify differences between our accounting policies and those of the Marigold Mine that could have a material impact on the Pro Forma financial statements. No such material differences were identified.

The unaudited Pro Forma financial statements should be read in conjunction with the unaudited condensed interim financial statements of both us and the Marigold Mine as at and for the three months ended March 31, 2014 and the audited financial statements of both us and the Marigold Mine for the year ended December 31, 2013.

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Silver Standard Resources Inc.
Notes to the Pro Forma Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and the year ended December 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	DESCRIPTION OF TRANSACTION

On April 4, 2014, we acquired the Marigold Mine from subsidiaries of Goldcorp and Barrick for a purchase price of $275,000,000 subject to a net working capital adjustment. The Marigold Mine is an open-pit gold mine located in Humboldt County, Nevada, U.S.A. that has been in continuous production since 1988. The purchase price was paid in cash from our existing cash on hand. The acquisition will be accounted for as a purchase of a business under IFRS 3, Business Combinations.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The pro forma consolidated statements of (loss) income give effect to the business combination between us and the Marigold Mine as if such combination occurred on January 1, 2013. The pro forma consolidated statements of (loss) income are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations would have been had the business combination between us and the Marigold Mine occurred on January 1, 2013, nor are the pro forma consolidated statements of (loss) income necessarily indicative of future consolidated operating results.
The pro forma condensed consolidated interim statement of financial position as at March 31, 2014 gives effect to the business combination between us and the Marigold Mine as if such combination occurred on March 31, 2014. The pro forma condensed consolidated interim statement of financial position is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position of the combined companies.
These Pro Forma financial statements include the following pro forma assumptions and adjustments:
a) Purchase price allocation
The acquisition is accounted for as an acquisition of a business under the purchase method using the following preliminary purchase price allocation. The preliminary purchase price allocation based on the estimated fair value of the Marigold Mine's assets acquired and liabilities assumed is summarized below. The purchase price allocation will be finalized once management has gathered and reviewed all relevant information, including external valuations, and the net working capital movement is determined. The final allocation may differ materially from the estimate presented below.

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Silver Standard Resources Inc.
Notes to the Pro Forma Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and the year ended December 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

				$

Purchase price
Cash consideration				275,000
Cash adjustment to purchase price				11,162
Total purchase price				286,162
	Marigold Mine	Marigold Mine
	carrying value	working capital and other adjustments (3)(b)	Purchase price allocation adjustment	Preliminary purchase price allocation
	$	$	$	$
Cash and cash equivalents	25,529	(14,367)	—	11,162
Prepaid expenses and deposits	10,742	(996)	—	9,746
Inventory	96,029	(3,145)	(19,157)	73,727
Property, plant and equipment	197,097	—	29,503	226,600
Trade and other payables	(20,127)	(1,475)	—	(21,602)
Related party payable	(9,097)	9,097		—
Deferred income tax liability	(1,335)	1,335	—	—
Close down and restoration provision	(27,025)	—	13,554	(13,471)

Total purchase price allocation				286,162
b) Certain working capital balances of the Marigold Mine were settled with the previous owners of the Marigold Mine prior to the sale transaction closing on April 4, 2014, and have been adjusted to reflect the assets and liabilities that we acquired.
c) The Company provided cash collateral for reclamation bonding purposes of $15,750,000 with the Bureau of Land Management, Nevada.
d) Elimination of MMC share capital and pre-acquisition retained earnings.
e) The statements of loss for the Marigold Mine includes revenues earned by the mine for the year ended December 31, 2013 and the period ended March 31, 2014. However, a related trading entity provided the sales function for the Marigold Mine and earned income for services rendered. We have included the additional revenue that would have been earned by the consolidated group.
f) The following adjustments present the statement of income (loss) as if the acquisition had taken place at January 1, 2013, and the Marigold Mine was subsequently accounted for as a wholly-owned subsidiary:
i) Incremental depreciation adjustment reflecting the higher property, plant and equipment value as a result of the purchase price allocation. It is assumed that depreciation would have been approximately 12% higher in each period reported.
ii) Cost of sales would have been lower in each reported period due to the negative purchase price allocation adjustment to inventory.
iii) The inventory impairment recorded in the first quarter of 2014 would not have been recognized if inventory had been restated to fair value under the purchase method of accounting at January 1, 2013.

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Silver Standard Resources Inc.
Notes to the Pro Forma Condensed Consolidated Financial Statements
For the three months ended March 31, 2014 and the year ended December 31, 2013
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Cont'd)

iv) The impairment recorded for the Marigold Mine in 2013 has been reversed as it would have not been recognized if property plant and equipment had been restated to fair value under the purchase method of accounting at January 1, 2013.
v) The adjustment to interest income represents the lost opportunity cost of investing the $275,000,000 cash consideration in each reporting period.
vi) The purchase price adjustment to the close down and restoration provision would have resulted in an increase in the accretion expense that is recorded as a finance cost.
vii) Estimated business acquisition costs of $5,000,000 are presented as being incurred prior to the completion of the acquisition and recorded within retained earnings, and correspondingly actual costs have been removed from the period when incurred.
g) The adjustment to tax expense represents the recognition of an estimate of the tax expense for the Marigold Mine had it been 100% owned by Silver Standard, including the impact of all aforementioned pro forma adjustments.

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